Exhibit 99.3

Report of Independent Registered Public Accounting Firm on Compliance

The Board of Directors

ING USA Annuity and Life Insurance Company

We have examined management’s assertion, included in the accompanying report titled Report of Management on Compliance, that ING USA Annuity and Life Insurance Company (the “Company”) complied with the specified standards identified in Exhibit A to the Report of Management on Compliance (the “Specified Standards”) for the year ended December 31, 2008, with respect to the secured notes issued by ING USA Global Funding Trust 1. Management is responsible for the Company’s compliance with those Specified Standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Specified Standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the Specified Standards.

In our opinion, management’s assertion that the Company complied with the aforementioned Specified Standards for the year ended December 31, 2008, is fairly stated, in all material respects.

/s/ Ernst & Young LLP

Atlanta, GA March 31, 2009

Report of Management on Compliance

I, as a member of the management of ING USA Annuity and Life Insurance Company (the “Company”), am responsible for complying with the standards identified in the attached Exhibit A (the “Specified Standards”) with respect to the secured notes issued by ING USA Global Funding Trust 1. I am also responsible for establishing and maintaining effective internal control over compliance with these Specified Standards. I have performed an evaluation of the Company’s compliance with the Specified Standards as of December 31, 2008 and for the year then ended. Based on this evaluation, I assert that during the year ended December 31, 2008, the Company complied, in all material respects, with the Specified Standards.

ING USA ANNUITY AND LIFE INSURANCE COMPANY

/s/ Michellen A. Wildin Michellen A. Wildin Vice President Date: March 27, 2009

Exhibit A
Specified Standards

1. Funding Agreement Payments

Funding agreement payments, if any, have been:

a.	calculated according to the terms of the Funding Agreement; and

b.	promptly paid, within two business days of the due date, to the Indenture appropriate ING USA Annuity and Life Insurance Company trust.

2. Payments Under Indenture

Confirmed that the Indenture Trustee has used the amounts described in 1.A., if any, to pay, within two business days of the due date, amounts due on the secured notes to the Depository Trust Company in accordance with the terms of the Indenture.